Filed by International Paper Company
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934
                            Subject Company: Champion International Corporation
                                                 Commission File No.: 001-03053


International Paper Co. (ticker: IP, exchange: The
New York Stock Exchange) News Release -
Tuesday, April 25, 2000

International Paper Makes Offer for Champion: Announces $3 Billion Asset Sale

PURCHASE, N.Y., April 25 /PRNewswire/ -- International Paper (NYSE: IP) today announced that it has offered to purchase all outstanding shares of Champion International (NYSE: CHA) in a cash and stock transaction worth an estimated $6.2 billion. In a letter to Champion Chairman and CEO Richard Olson, IP Chairman and CEO John Dillon said the company's offer is clearly superior to the previously announced all stock deal between Champion and UPM-Kymmene.

International Paper is offering $64 per share for Champion shares, which Monday closed at just under $40. The total purchase price would be paid with $43 in cash, and $21 in IP stock. The implied value of UPM-Kymmene's all stock offer would be $52.74 per Champion share, based on Monday's closing price on the NYSE for UPM-Kymmene's ADRs. In addition, IP would assume approximately $2.3 billion of Champion's net debt.

Based on Monday's closing prices, the International Paper offer represents more than a 20% premium over the implied value of the UPM-Kymmene proposal and nearly 25% over Champion's closing share price.

International Paper's offer is not subject to any financing conditions or to pooling-of-interests accounting treatment and does not require an IP shareholder vote. The offer is backed by fully committed financing. IP further announced that it is prepared to enter into discussions with Champion management as soon as the Champion board has authorized those discussions, and that it is convinced that the transaction could be concluded quickly. The transaction is subject to regulatory approvals, which are not expected to delay completion of the transaction. IP expects to make a Hart-Scott-Rodino filing in connection with the proposed transaction within the next few days.

"Our cash and stock offer is far more attractive to Champion shareholders," said John Dillon. "It not only represents a significant premium over the UPM-Kymmene offer, but also provides Champion shareholders certainty of value and much more liquidity."

"A merger with Champion affords us the opportunity to significantly improve profitability by strengthening our core businesses," noted Dillon. "Champion will be an important addition to our Printing and Communications Papers business, particularly in the coated papers and uncoated freesheet segments, and will enhance our timber and building materials businesses. There is no question in my mind that we will be a stronger company."

"We have long said that our strategy is to serve the global marketplace from platforms around the world, something we've done successfully and profitably," added Dillon. "Champion also fits well with this strategy, since it will greatly expand our Latin American base, and make us a party to distribution agreements with Asian and European producers."

The merger is expected to result in $425 million in annual cost savings as a result of integrating manufacturing operations, reductions in duplicate overhead costs and improved purchasing efficiencies, principally in North America. In addition, the combined company will be able to reduce capital expenditures below the amount spent as separate entities. The merger will be additive to International Paper's earnings in the first full year after completion of the deal and over the life of the cycle.

International Paper also announced plans to sell more than $3 billion in assets by the end of 2001 as part of the company's increased focus on its core businesses.

"The assets that will be sold are not strategic to International Paper's core businesses of printing and communications papers, consumer and industrial packaging, distribution, timberlands and building materials. The acquisition of Champion and the divestiture program that we are announcing will significantly increase the focus of IP by redeploying capital into our core businesses," Dillon commented.

"The bottom line is that this transaction creates significant value for International Paper shareowners, and is a better deal for Champion shareholders than the UPM-Kymmene proposal," Dillon concluded.

International Paper (www.internationalpaper.com) is the world's largest paper and forest products company. Businesses include printing papers, packaging, building materials, chemical products and distribution. As the largest private landowner in the U.S., the company manages its forest under the principles of the Sustainable Forestry Initiative (SFI(SM)) program, a system that ensures the perpetual growing and harvesting of trees while protecting wildlife, plants, soil, air and water quality. Headquartered in the United States at Purchase, N.Y., International Paper has operations in nearly 50 countries, employs nearly 100,000 people and exports its products to more than 130 nations.

Statements in this press release that are not historical are forward-looking statements, which are subject to risks and uncertainties that could cause actual results to differ materially. The expected increases in profitability and reduction in costs are subject to risks and uncertainties, including general economic conditions, fluctuation in supply and demand, operating rates and competitive pricing pressures. SOURCE International Paper

Below is the text of the letter to Champion Chairman and CEO Richard Olson:

April 24, 2000


Mr. Richard E. Olson
Chairman & CEO
Champion International Corporation
One Champion Plaza
Stamford, CT. 06921

Dear Dick:

Our board of directors has authorized me to convey to you and to the board of directors of Champion International Corporation our offer to acquire all of Champion shares for a combination of cash and International Paper common stock at a value of $64 per share, of which $43 is cash and $21 is International Paper common stock. Based on today's closing price of $39 15/16 for International Paper common stock, the exchange ratio represented by the stock portion of our offer is 0.526. In order to protect the value of our offer for Champion shareholders, we would maintain the value of the stock component down to a price of $36 per International Paper share.

Our two companies, while competitors, are headquartered only a few miles from each other, and many of us have enjoyed close friendships with Champion employees at all levels over many years. We are confident that our corporate "cultures" are similar, and that an assimilation of the two companies would be relatively easy. We believe that our recent experience with Union Camp and Federal Paperboard, both companies which you knew well, demonstrates our ability to combine the best of both companies into an even better company. In addition, a merger between International Paper and Champion would permit the combined company to realize many efficiencies and create an even stronger competitor in an industry which must now compete on a global basis.

We are of course aware that Champion is currently a party to a merger agreement with UPM-Kymmene Corporation. Based on today's closing price of UPM-Kymmene ADRs, under that agreement Champion shareholders would receive UPM-Kymmene shares with a value of $52.735. We believe it is clear that our proposal represents a superior offer in a number of important respects. It represents a 21.4% premium over the implied value of the UPM- Kymmene offer today; it is largely in cash; and, because of our inclusion in the Dow Jones Industrial Average as well as our average daily trading volume on the New York Stock Exchange, the International Paper stock we are offering is far more liquid than ADRs or shares traded on the Helsinki Exchange.

In addition, our proposal is not subject to a due diligence review of your business, to pooling-of-interests accounting treatment, or to a vote of the International Paper shareholders. We are confident that there are no impediments to our offer from an antitrust or other standpoint. Nonetheless, International Paper will give Champion International the same undertaking as did UPM Kymmene to take whatever steps are required to obtain regulatory approval. Furthermore, our lawyers have a draft agreement containing substantially similar conditions, representations and warranties as in the UPM-Kymmene agreement. We have fully committed financing for our offer. We will be making our Hart-Scott-Rodino filing within a day or two. In short, we are convinced we can consummate the transaction quickly.

Dick, I think you already know that our board of directors and I have a great deal of respect for you and for the Champion board. We would have much preferred to discuss this matter with you directly, but recognized that you were bound by the strict terms of your merger agreement. However, given developments in the market subsequent to the UPM-Kymmene proposal, what is contained in this letter is clearly a superior proposal from a financial point of view, and we are certain that the Champion board of directors, as well as the Champion shareholders, will recognize that fact.

I want to assure you that we view a merger with Champion as an important strategic objective for International Paper and that we are committed to bringing the combination to a successful conclusion. We understand that, after UPM-Kymmene has been informed of our proposal, which we intend to make public, the Champion board can authorize management to enter into discussions with us, and we would respectfully request that the Champion board make that determination as soon as possible. I look forward to meeting with you at the earliest opportunity.

Sincerely,


John